EXHIBIT 99.4
Media release

Rio Tinto and Volvo Group partner for low-carbon materials supply and pilot sustainable autonomous hauling solutions

13 September 2022

LONDON--(BUSINESS WIRE)-- Rio Tinto and Volvo Group have signed a Memorandum of Understanding (MoU) to create a strategic partnership where Rio will supply responsibly sourced low-carbon products and solutions to Volvo Group and the companies will work towards decarbonising Rio Tinto’s operations through piloting Volvo Group’s sustainable autonomous hauling solutions.
The multi-materials partnership will allow Rio Tinto, a leading global mining and metals company, to progress sustainability commitments in its operations and supply chains. It will support Volvo Group, one of the world’s largest transport and infrastructure providers, in its ambition towards a net-zero future. The partnership aims to secure supplies of materials including lithium, low-carbon aluminium, copper, and metallics.
Rio Tinto Chief Executive Jakob Stausholm said: “We look forward to partnering with Volvo to progress our contribution to a net-zero future, as we collaborate to deliver sustainable outcomes from the mine to the showroom floor. We will be working together to support the decarbonisation of Rio Tinto’s operations and deliver low-carbon materials for use in Volvo’s innovative product range, including electric and autonomous vehicles.”
Volvo President and Chief Executive Officer Martin Lundstedt said: “We are eager to partner with Rio Tinto, a true collaboration aiming to accelerate our ambitions towards a fossil-free, decarbonised future. By addressing the full value chain, from the use of low-carbon materials in our products, to providing our customers with sustainable autonomous hauling solutions, we can contribute to a better and more sustainable future.”
The companies will work together to strengthen the supply of responsibly sourced low-carbon materials such as RenewAlTM aluminium, aluminium produced using the ELYSISTM zero-carbon smelting technology, Aluminium Stewardship Initiative (ASI) certified aluminium and Copper Mark certified copper, and explore product development opportunities such as the supply of lithium for batteries.

Notes to editors
Volvo Autonomous Solutions
The autonomous hauling solution offered by Volvo Autonomous Solutions is based on Transport as a Service (TaaS) and includes a vehicle purpose-built for autonomous driving, a virtual driver, required infrastructure, operations and uptime support as well as a cloud solution that controls the transport system and manages logistics flows. The solutions developed by Volvo Autonomous Solutions are tailor-made for each customers’ needs and intended to make their operations more safe, productive and sustainable.
Rio Tinto
Rio Tinto is an industry leader in the supply of responsibly produced materials.
In 2016, Rio Tinto launched RenewAlTM, the world’s first certified low CO2 primary aluminium brand. It has helped to pioneer responsible production standards for the global industry as a founding member of the Aluminium Stewardship Initiative (ASI), becoming the first producer to offer ASI Aluminium in 2018. Learn more at www.aluminium-stewardship.org.

ELYSIS is a technology company created through a partnership between aluminium industry leaders Rio Tinto and Alcoa, with support from Apple and the governments of Canada and Quebec. ELYSIS is scaling up a revolutionary technology that enables the production of metal without direct carbon dioxide emissions during the aluminium smelting process, instead emitting pure oxygen. The technology uses inert anodes to replace the carbon anodes traditionally used during electrolysis, the process used to make primary aluminium. Learn more at www.elysis.com.

In 2020, Rio Tinto’s Kennecott and Oyu Tolgoi operations became the first producers to be awarded the Copper Mark, the copper industry’s independent responsible production programme. To achieve the Copper Mark – developed according to the United Nations Sustainable Development Goals – Kennecott’s and Oyu Tolgoi’s copper was assessed against 32 criteria covering Environment, Community, Business and Human Rights, Labour and Working Conditions and Governance. Learn more at www.coppermark.org.

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